The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement, the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 24, 2024

Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

July----, 2024

Medium-Term Senior Notes, Series N

Pricing Supplement No. 2024-USNCH[ ] to Product Supplement No. EA-09-02
dated March 23, 2023, Underlying Supplement No. 11 dated March 7, 2023 and
Prospectus Supplement and Prospectus each dated March 7, 2023

Citigroup Global Markets Holdings Inc. All Payments Due from Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.
Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

■  Linked to the SPDR® Gold Trust (the “underlying”)

■  Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes provide for a maturity payment amount that may be greater than or equal to the stated principal amount of the notes, depending on the performance of the underlying from the starting value to the average ending value. The maturity payment amount will reflect the following terms:

■  If the average ending value is greater than the starting value, you will receive the stated principal amount plus a positive return equal to at least 100% (to be determined on the pricing date) of the percentage increase in the value of the underlying from the starting value to the average ending value

■  If the average ending value is less than or equal to the starting value, you will be repaid the stated principal amount but will not receive any positive return on your investment

■  The average ending value is based on the average of closing values of the underlying on specified dates occurring quarterly during the term of the notes

■  Repayment of principal at maturity regardless of underlying performance (subject to issuer credit risk)

■  All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.; if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment

■  No periodic interest payments or dividends

■  The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-6 and “Risk Factors” beginning on page PS-5 of the accompanying product supplement and beginning on page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are unsecured debt obligations issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. None of Wells Fargo Securities, LLC (“Wells Fargo”) or any of its affiliates will have any liability to the purchasers of the notes in the event Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations. The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Per Note	Total
Public Offering Price(1)	$1,000.00	$
Maximum Underwriting Discount and Commission(2)(3)	$43.25	$
Proceeds to Citigroup Global Markets Holdings Inc.(2)	$956.75	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $900.00 per note, which will be less than the public offering price. The estimated value of the notes is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which any person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of Citigroup Global Markets Holdings Inc., as the lead agent for the offering, expects to sell the notes to Wells Fargo, as agent. Wells Fargo will receive an underwriting discount and commission of up to 4.325% ($43.25) for each note it sells. Wells Fargo may pay selected dealers, which may include Wells Fargo Advisors (“WFA”) (the trade name of the retail brokerage business of its affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC), a fixed selling commission of 2.75% ($27.50) for each note they sell. In addition to the selling commission allowed to WFA, Wells Fargo may pay $0.75 per note of the underwriting discount and commission to WFA as a distribution expense fee for each note sold by WFA. The total underwriting discount and commission and proceeds to Citigroup Global Markets Holdings Inc. shown above give effect to the actual underwriting discount and commission provided for the sale of the notes. See “Supplemental Plan of Distribution” below and “Use of Proceeds and Hedging” in the accompanying prospectus for further information regarding how we have hedged our obligations under the notes.

(3) In respect of certain notes sold in this offering, CGMI may pay a fee of up to $2.00 per note to selected securities dealers in consideration for marketing and other services in connection with the distribution of the notes to other securities dealers.

Citigroup Global Markets Inc.	Wells Fargo Securities

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

Terms of the Notes
Underlying:	The SPDR® Gold Trust
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a stated principal amount of $1,000.
Pricing Date*:	July 31, 2024
Issue Date*:	August 5, 2024
Calculation Days*:	Quarterly on the 28th day of each January, April, July and October, beginning in October 2024 and ending on July 28, 2028 (the “final calculation day”), each subject to postponement if such date is not a trading day or certain market disruption events occur as described in the accompanying product supplement.
Maturity Date*:	August 2, 2028, subject to postponement as described in the accompanying product supplement.
Maturity Payment Amount:

For each $1,000 stated principal amount note you hold at maturity:

•    If the average ending value is greater than the starting value:

$1,000 plus ($1,000 × underlying return × participation rate)

•    If the average ending value is less than or equal to the starting value: $1,000

If the average ending value is less than or equal to the starting value, you will be repaid the stated principal amount of the notes at maturity but will not receive any positive return on your investment.

Participation Rate:	At least 100%, to be determined on the pricing date
Starting Value:	The closing value of the underlying on the pricing date
Average Ending Value:	The arithmetic average of the closing values of the underlying on the calculation days
Underlying Return:	(average ending value – starting value) / starting value
Calculation Agent:	CGMI
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP / ISIN:	17332MKX1 / US17332MKX10
* Expected. To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation days and maturity date may also be changed in the issuer’s discretion to ensure that the term of the notes remains the same.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, underlying supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing values of the underlying will be determined and other specified events with respect to the underlying. The accompanying underlying supplement contains information about the underlying that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

When we refer to “we,” “us” and “our” in this pricing supplement, we refer only to Citigroup Global Markets Holdings Inc. and not to any of its affiliates, including Citigroup Inc.

You may access the product supplement, underlying supplement and prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. EA-09-02 dated March 23, 2023:

https://www.sec.gov/Archives/edgar/data/200245/000095010323004585/dp190174_424b2-wf0902.htm

•	Underlying Supplement No. 11 dated March 7, 2023: https://www.sec.gov/Archives/edgar/data/200245/000095010323003815/dp189981_424b2-us11.htm

•	Prospectus Supplement and Prospectus, each dated March 7, 2023: https://www.sec.gov/Archives/edgar/data/200245/000119312523063080/d470905d424b2.htm

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Investor Considerations

The notes are not appropriate for all investors. The notes may be an appropriate investment for investors who:

•	seek exposure to any upside performance of the underlying as measured solely by reference to an average of the closing values of the underlying on calculation days occurring quarterly over the term of the notes, without exposure to any decline in the underlying, by:

o	participating at the specified participation rate in the percentage increase, if any, from the starting value to the average ending value; and

o	providing for the repayment of the stated principal amount at maturity regardless of the performance of the underlying;

•	understand that if the average ending value is less than or equal to the starting value, they will not receive any positive return on their investment in the notes;

•	are willing and able to accept the risk that the quarterly average performance of the underlying may be less than its point-to-point performance;

•	are willing to forgo interest payments on the notes and dividends on the underlying; and

•	are willing to hold the notes to maturity.

The notes may not be an appropriate investment for investors who:

•	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

•	seek certainty of receiving a positive return on their investment;

•	seek exposure to the upside performance of the underlying as measured solely from the pricing date to a date near stated maturity, or are unwilling and unable to accept the risk that the quarterly average performance of the underlying may be less than its point-to-point performance;

•	seek current income;

•	are unwilling to purchase notes with the estimated value set forth on the cover page;

•	are unwilling to accept the risk of exposure to the underlying;

•	seek exposure to the underlying but are unwilling to accept the risk/return trade-offs inherent in the maturity payment amount for the notes;

•	are unwilling to accept the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.; or

•	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

The considerations identified above are not exhaustive. Whether or not the notes are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the notes in light of your particular circumstances. You should also review carefully the “Summary Risk Factors” herein and the “Risk Factors” in the accompanying product supplement for risks related to an investment in the notes. For more information about the underlying, please see the information provided below.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Determining Maturity Payment Amount

On the maturity date, you will receive a cash payment per note (the maturity payment amount) calculated as follows:

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are appropriate only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the appropriateness of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors” beginning on page PS-5 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Not Receive Any Positive Return On Your Investment In The Notes.

You will receive a positive return on your investment in the notes only if the average ending value is greater than the starting value. If the average ending value is equal to or less than the starting value, you will receive only the stated principal amount for each note you hold at maturity. As the notes do not pay any interest, even if the average ending value is greater than the starting value, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours or of another issuer with a similar credit rating of comparable maturity.

The Notes Do Not Pay Interest.

Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

The Potential For A Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Underlying During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Underlying As Measured From Its Starting Value To Its Closing Value At Or Near Stated Maturity.

The potential for a return on the notes at stated maturity is based on the average ending value, which will be calculated by reference to an average of the closing values of the underlying on calculation days occurring quarterly over the term of the notes. The average ending value, as so calculated, may be less than the closing value of the underlying at or near stated maturity. If the average ending value is less than the closing value of the underlying at or near stated maturity, the average performance of the underlying that is measured for purposes of the notes will be less favorable than the performance of the underlying as measured from its starting value to its closing value at or near stated maturity, which we refer to as its “point-to-point” performance. As a result, the return on the notes may underperform the point-to-point performance of the underlying and, therefore, may underperform the return that would have been achieved on a direct investment in the underlying held over the term of the notes.

For example, if the value of the underlying increases at a more or less steady rate over the term of the notes, the average ending value will be less than the closing value of the underlying at or near stated maturity, and the average performance of the underlying as measured for purposes of the notes will be less than its point-to-point performance. This underperformance will be especially significant if there is a significant increase in the value of the underlying later in the term of the notes. In addition, because of the way the average ending value is calculated, it is possible that you will not receive any return on your investment at stated maturity even if the closing value of the underlying at or near stated maturity is significantly greater than the starting value. One scenario in which this may occur is when the value of the underlying declines early in the term of the notes and increases significantly later in the term of the notes. You should not invest in the notes unless you understand and are willing to accept the return characteristics associated with the averaging feature of the notes.

You Will Not Receive Dividends Or Have Any Other Rights With Respect To The Underlying Or The Underlying Commodity.

You will not receive any dividends or other distributions with respect to the underlying. This lost dividend yield may be significant over the term of the notes. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes. In addition, you will not have voting rights or any other rights with respect to the underlying, and you will not have any ownership interest or rights in the underlying commodity (as defined below) held by the underlying.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

Although The Notes Provide For The Repayment Of The Stated Principal Amount At Maturity, You May Nevertheless Suffer A Loss On Your Investment In Real Value Terms If The Percentage Change From The Starting Value to the Average Ending Value Is Less Than Or Not Sufficiently Greater Than Zero.

This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may not provide for any positive return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

The Notes Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. We have been advised that Wells Fargo currently intends to make a secondary market in relation to the notes. However, Wells Fargo may suspend or terminate making a market without notice, at any time and for any reason. If Wells Fargo suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that Wells Fargo will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

Sale Of The Notes Prior To Maturity May Result In A Loss Of Principal.

You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

The Estimated Value Of The Notes On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the public offering price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates and/or Wells Fargo or its affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination Of The Secondary Market Rate With Respect To Us” below.

The Estimated Value Of The Notes Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying, the dividend yields on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination Of The Secondary Market Rate With Respect To Us.

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. We expect that our internal funding rate is generally lower than Wells Fargo’s determination of the secondary market rate with respect to us, which is the rate that we expect Wells Fargo will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

included in this pricing supplement were based on Wells Fargo’s determination of the secondary market rate with respect to us, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Wells Fargo may determine the secondary market rate with respect to us for purposes of any purchase of the notes from you in the secondary market based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that Wells Fargo may deem appropriate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Notes From You In The Secondary Market.

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, we expect that any value of the notes determined for purposes of a secondary market transaction will be based on Wells Fargo’s determination of the secondary market rate with respect to us, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, we expect that any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and may be reduced by the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the public offering price.

The Value Of The Notes Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

The value of your notes prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, the dividend yields on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors—General Risk Factors Relating To All Notes— The Value Of Your Notes Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors” in the accompanying product supplement. Changes in the value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the public offering price.

We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

The Notes Are Subject To Risks Associated With Gold.

The investment objective of the SPDR® Gold Trust is to reflect the performance of the price of gold bullion, less the expenses of the SPDR® Gold Trust’s operations. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

The Underlying Is Not An Investment Company Or Commodity Pool And Will Not Be Subject To Regulation Under The Investment Company Act Of 1940, As Amended, Or The Commodity Exchange Act.

Accordingly, you will not benefit from any regulatory protections afforded to persons who invest in regulated investment companies or commodity pools.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

The Performance And Market Value Of The Underlying, Particularly During Periods Of Market Volatility, May Not Correlate With The Performance Of The Underlying Commodity As Well As The Net Asset Value Per Share.

The underlying does not fully replicate the performance of the underlying commodity, which is gold bullion, due to the fees and expenses charged by the underlying or by restrictions on access to the underlying commodity due to other circumstances. The underlying does not generate any income, and as the underlying regularly sells the underlying commodity to pay for ongoing expenses, the amount of the underlying commodity represented by each share gradually declines over time. The underlying sells the underlying commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of the underlying commodity. The sale by the underlying of the underlying commodity to pay expenses at a time of low prices for the underlying commodity could adversely affect the value of the note. Additionally, there is a risk that some or all of the underlying’s holdings in the underlying commodity could be lost, damaged or stolen. Access to the underlying commodity could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). All of these factors may lead to a lack of correlation between the performance of the underlying and the underlying commodity. In addition, because the underlying is traded on a securities exchange and is subject to market supply and investor demand, the market value of one share of the underlying may differ from the net asset value per share of the underlying.

During periods of market volatility, the underlying commodity may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlying shares and the liquidity of the underlying shares may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlying. As a result, under these circumstances, the market value of shares of the underlying may vary substantially from the net asset value per share of the underlying. For all of the foregoing reasons, the performance of the underlying may not correlate with the performance of the underlying commodity as well as the net asset value per share of the underlying, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

There Are Risks Relating To Commodities Trading On The London Bullion Market Association.

The investment objective of the SPDR® Gold Trust is to reflect the performance of the price of gold bullion, less the expenses of the SPDR® Gold Trust’s operations. The price of gold is determined by the London Bullion Market Association (“LBMA”) or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold price as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA gold price, which could adversely affect the value of the notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA gold price.

Single Commodity Prices Tend To Be More Volatile Than, And May Not Correlate With, The Prices Of Commodities Generally.

The underlying is linked to a single commodity and not to a diverse basket of commodities or a broad-based commodity index. The underlying commodity may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the notes carry greater risk and may be more volatile than securities linked to the prices of more commodities or a broad-based commodity index.

Our Offering Of The Notes Is Not A Recommendation Of The Underlying.

The fact that we are offering the notes does not mean that we or Wells Fargo or its affiliates believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we and Wells Fargo and its affiliates are each part of respective global financial institutions, our affiliates and affiliates of Wells Fargo may have positions (including short positions) in the underlying or in instruments related to the underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates or of Wells Fargo or its affiliates may affect the closing values of the underlying in a way that negatively affects the value of and your return on the notes.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

The Closing Value Of The Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

We expect to hedge our obligations under the notes through CGMI or other of our affiliates and/or Wells Fargo or its affiliates, who may take positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the notes. Our affiliates and Wells Fargo and its affiliates may also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing values of the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates or Wells Fargo and its affiliates while the value of the notes declines.

We And Our Affiliates And Wells Fargo And Its Affiliates May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

Our affiliates and Wells Fargo and its affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates or Wells Fargo or its affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates or Wells Fargo or its affiliates may acquire non-public information, which will not be disclosed to you.

The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Notes.

If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes. See “Risk Factors—General Risk Factors Relating To All Notes—The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Notes” in the accompanying product supplement.

Changes That Affect The Underlying May Affect The Value Of Your Notes.

The sponsor of the underlying may at any time make methodological changes or other changes in the manner in which it operates that could affect the values of the underlying. We are not affiliated with the underlying sponsor and, accordingly, we have no control over any changes the sponsor may make. Such changes could adversely affect the performance of the underlying and the value of and your return on the notes.

The Notes Will Not Be Adjusted For All Events That Could Affect The Value Of The Shares Of The Underlying.

Certain events may occur during the term of the notes that have a dilutive effect on the value of the shares of the underlying or otherwise adversely affect the market price of such shares. The calculation agent will make certain adjustments for some of these events, as described under “General Terms of the Notes” in the accompanying product supplement. However, an adjustment will not be made for all events that could have a dilutive or adverse effect on such shares or their market price, such as ordinary dividends, partial tender offers or additional public offerings of shares, and the adjustments that are made may not fully offset the dilutive or adverse effect of the particular event. Accordingly, the occurrence of any event that has a dilutive or adverse effect on the shares of the underlying may adversely affect what you receive at maturity or, if applicable, any other payment owed to you under the notes. Unlike an investor in the notes, a direct holder of such shares may receive an offsetting benefit from any such event that may not be reflected in an adjustment to the terms of the notes; therefore, you may experience dilution or adverse consequences in a circumstance in which a direct holder would not.

If A Reorganization Event Occurs With Respect To The Underlying, The Calculation Agent May Make Adjustments To The Terms Of The Notes That Adversely Affect Your Return On The Notes.

If a reorganization event occurs with respect to the underlying, the calculation agent will have discretion to make such adjustments to the terms of the notes as the calculation agent determines appropriate to account for the economic effect on the notes of such event. In such an event, the calculation agent may, but is not required to, select a successor fund to which the notes may become linked thereafter. In any case, the adjustments made by the calculation agent to the terms of the notes may adversely affect the value of and your return on the notes.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

The Stated Maturity Date May Be Postponed If The Final Calculation Day Is Postponed.

A calculation day (including the final calculation day) will be postponed for non-trading days and certain market disruption events. If such a postponement occurs with respect to the final calculation day, the maturity date will be postponed. For more information regarding adjustments to the calculation days and payment dates and the circumstances that may result in a market disruption event, see the relevant sections of the accompanying product supplement.

You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

If you are a U.S. holder of a note, you will be required to recognize taxable interest income in each year that you hold the note, even though you will not receive any payment in respect of the note prior to maturity (or earlier sale, exchange or retirement). In addition, any gain you recognize will be treated as ordinary interest income rather than capital gain. You should review the section of this pricing supplement entitled “United States Federal Tax Considerations.”

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Hypothetical Examples and Returns

The return table and examples below illustrate how to determine the maturity payment amount on the notes, assuming the various hypothetical average ending values indicated below. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual maturity payment amount on the notes will be. The actual maturity payment amount will depend on the actual average ending value.

The examples below are based on a hypothetical starting value of $100, rather than the actual starting value. For the actual starting value, see “Terms of the Notes” above. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual maturity payment amount on the notes will be calculated based on the actual starting value, and not the hypothetical value indicated below. The examples below assume that the participation rate will be set at the lowest value indicated in “Terms of the Notes” above. The actual participation rate will be determined on the pricing date.

Hypothetical Returns

Hypothetical average ending value	Hypothetical underlying return	Hypothetical maturity payment amount per note	Hypothetical total pre-tax rate of return
$200.00	100.00%	$2,000.00	100.00%
$175.00	75.00%	$1,750.00	75.00%
$150.00	50.00%	$1,500.00	50.00%
$140.00	40.00%	$1,400.00	40.00%
$130.00	30.00%	$1,300.00	30.00%
$120.00	20.00%	$1,200.00	20.00%
$110.00	10.00%	$1,100.00	10.00%
$105.00	5.00%	$1,050.00	5.00%
$100.00	0.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$60.00	-40.00%	$1,000.00	0.00%
$50.00	-50.00%	$1,000.00	0.00%
$25.00	-75.00%	$1,000.00	0.00%
$0.00	-100.00%	$1,000.00	0.00%

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

Hypothetical Examples

Example 1—The underlying generally appreciates earlier in the term of the notes and depreciates later in the term of the notes, and the hypothetical average ending value is 103.16, which is greater than the hypothetical starting value.

Maturity payment amount per note =

$1,000 plus ($1,000 × underlying return × participation rate)

= $1,000 plus ($1,000 × 3.16% × 100%)

= $1,000 + $31.60

= $1,031.60

Because the average ending value is greater than the hypothetical starting value, you would receive a total return at maturity equal to the percentage change from the hypothetical starting value to the hypothetical average ending value multiplied by the participation rate. This example illustrates a scenario in which the averaging feature results in a greater return at maturity than a return based solely on the closing value of the underlying on a date near maturity. In this scenario, the closing value of the underlying increases early in the term of the notes, remains consistently above the starting value for a significant period of time and then decreases to a value below the average ending value near maturity of the notes. Note that, as Examples 2 and 3 illustrate, there are other scenarios in which the averaging approach would result in a lower return at maturity.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

Example 2—The underlying generally depreciates earlier in the term of the notes and appreciates later in the term of the notes, and the hypothetical average ending value is 91.00, which is less than the hypothetical starting value.

Maturity payment amount per note = $1,000

Because the hypothetical average ending value is less than the starting value, you would receive the stated principal amount of your notes at maturity. This example illustrates a scenario in which the averaging feature results in no positive return at maturity even though the closing value of the underlying on a date near maturity is greater than the starting value. In this scenario, the closing value of the underlying decreases early in the term of the notes, remains consistently below the starting value for a significant period of time and then increases later in the term of the notes.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

Example 3—The underlying generally appreciates over the term of the notes, and the hypothetical average ending value is 119.00, which is greater than the hypothetical starting value.

Maturity payment amount per note =

$1,000 plus ($1,000 × underlying return × participation rate)

= $1,000 plus ($1,000 × 19.00% × 100%)

= $1,000 + $190.00

= $1,190.00

Because the average ending value is greater than the hypothetical starting value, you would receive a total return at maturity equal to the percentage change from the hypothetical starting value to the hypothetical average ending value multiplied by the participation rate. This example illustrates a scenario in which the averaging feature results in a lower return at maturity than a return based solely on the closing value of the underlying on a date near maturity. In this scenario, the closing value of the underlying steadily increases over the term of the notes, resulting in a closing value near maturity that is greater than the average ending value.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

Example 4—The underlying generally depreciates over the term of the notes, and the hypothetical average ending value is 69.00, which is less than the hypothetical starting value.

Maturity payment amount per note = $1,000

Because the hypothetical average ending value is less than the starting value, you would receive the stated principal amount of your notes at maturity but would not receive any positive return on your investment. This example illustrates that the notes provide for repayment of the stated principal amount at maturity even in scenarios in which the closing value of the underlying on each calculation day is less than the starting value.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Information About the SPDR® Gold Trust

The SPDR® Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC (“World Gold”). The investment objective of the SPDR® Gold Trust is for the underlying shares to reflect the performance of the price of gold bullion (the “underlying commodity”), less the SPDR® Gold Trust’s expenses. The SPDR® Gold Trust holds gold bars and from time to time, issues blocks of shares in exchange for deposits of gold and distributes gold in connection with the redemption of blocks of shares.

Information provided to or filed with the SEC by the SPDR® Gold Trust pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-263087 and 001-32356, respectively, through the SEC’s website at http://www.sec.gov. The underlying shares of the SPDR® Gold Trust trade on the NYSE Arca under the ticker symbol “GLD.”

Please refer to the section “Fund Descriptions— The SPDR® Gold Trust” in the accompanying underlying supplement for additional information.

We have derived all information regarding the SPDR® Gold Trust from publicly available information and have not independently verified any information regarding the SPDR® Gold Trust. This pricing supplement relates only to the notes and not to the SPDR® Gold Trust. We make no representation as to the performance of the SPDR® Gold Trust over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the SPDR® Gold Trust is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing value of the SPDR® Gold Trust on July 19, 2024 was $221.73.

The graph below shows the closing value of the SPDR® Gold Trust for each day such value was available from January 2, 2019 to July 19, 2024. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity Notes Linked to the SPDR® Gold Trust due August 2, 2028
Supplemental Plan of Distribution

Pursuant to the terms of the Amended and Restated Global Selling Agency Agreement, dated April 7, 2017, CGMI, acting as principal, will purchase the notes from Citigroup Global Markets Holdings Inc. CGMI, as the lead agent for the offering, expects to sell the notes to Wells Fargo, as agent.  Wells Fargo will receive an underwriting discount and commission of up to 4.325% ($43.25) for each note it sells.  Wells Fargo may pay selected dealers, which may include WFA, a fixed selling commission of 2.75% ($27.50) for each note they sell. In addition to the selling commission allowed to WFA, Wells Fargo may pay $0.75 per note of the underwriting discount and commission to WFA as a distribution expense fee for each note sold by WFA.

In addition, in respect of certain notes sold in this offering, CGMI may pay a fee of up to $2.00 per note to selected securities dealers in consideration for marketing and other services in connection with the distribution of the notes to other securities dealers.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value Of The Notes Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

We have been advised that, for a period of approximately four months following issuance of the notes, the price, if any, at which Wells Fargo would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by Wells Fargo or its affiliates, will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the costs associated with selling, structuring and hedging the notes that are included in the public offering price of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, Wells Fargo is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The Notes Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.”

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